Exhibit 99.1

NEWS RELEASE — FINAL

LINN ENERGY PROVIDES STRATEGIC UPDATE

HOUSTON, December 14, 2017 – LINN Energy, Inc. (OTCQB: LNGG) (“LINN” or the “Company”) announces the following strategic updates:

•	Intends to commence a tender offer to purchase at least $250 million of its stock at a premium to the current market price prior to year-end 2017

•	Plans to separate LINN into three standalone companies by mid-2018

•	Provides an operational update on Roan Resources LLC (“Roan”), a Merge/SCOOP/STACK pure play company

Proposed Tender Offer

Prior to year-end 2017, the Company intends to commence a tender offer to purchase for cash at least $250 million of shares of its common stock at a premium to the current market price. LINN intends to use a portion of the available cash from the recently completed sales of its Williston and Washakie properties for a combined contract price of $485 million to finance the tender offer. Pro forma for the tender, the Company expects to have a positive cash balance to maintain operational flexibility.

This tender offer is in addition to the previously announced share repurchase program of $400 million authorized by the Board of Directors (the “Board”). As of November 30, 2017, the Company repurchased ~5.6 million shares for ~$194 million at an average price of $34.80 per share, representing almost 6 percent of outstanding shares. Subject to applicable SEC rules and regulations with respect to issuer tender offers, the Company intends to resume purchases under the announced share repurchase program after the conclusion of the proposed tender offer.

“We are committed to enhancing shareholder value and finding ways to return capital to our shareholders. The LINN Board and management believe that the proposed tender offer is a value maximizing use of the cash received from our very successful divestiture program this year,” said Evan Lederman, Chairman of the Board.

Proposed Separation into Three Standalone Companies

The Board and management continue to evaluate strategic opportunities with the objective of increasing shareholder value and today announce the intention to separate LINN into three standalone companies by mid-year 2018 as outlined below:

•	LINN Energy, Inc., which currently trades on the OTCQB market under the ticker LNGG, will serve as a holding company solely for the existing 50 percent equity interest of Roan and would prepare to up list on either the NYSE or NASDAQ in 2018. Separately, the Company is in talks with Citizen Energy II, LLC (“Citizen”) to consolidate 100% of the equity in Roan into LNGG.

•	The Board has commenced a review of strategic alternatives for Blue Mountain Midstream LLC (“Blue Mountain”) which include, among other things, hiring a separate management team, establishing an independent capital structure, pursuing independent third party acreage dedication and exploring potential strategic investments and/or a separate public listing independent from LNGG.

•	The Company will continue to strategically divest non-core assets and the assets remaining at the time of the separation are expected to be contributed to a newly formed public company in a tax efficient manner. The ultimate strategy of this company, and the assets it will hold, is yet to be determined. It is expected that it will be un-levered, generate significant positive free cash flow and will have a focus on returning capital to shareholders.

“The proposed separation is intended to further maximize shareholder returns by unlocking the significant sum of the parts value of LINN’s asset base that we believe is still being significantly discounted by the market. Pro forma following the proposed separation, LINN’s shareholders will have focused exposure to three unique companies: a pure play high growth company focused in the prolific Merge/SCOOP/STACK play, a rapidly expanding and highly economic midstream business centered in the core of that basin, and, subject to ongoing asset divestitures, a collection of unlevered, low decline and low cost assets that generate significant free cash flow that we believe are currently undervalued when embedded within LINN’s current structure. The Board and management are extremely focused on executing over the next six months to effectuate on this value maximizing plan for LINN shareholders,” said Mark E. Ellis, LINN’s President and Chief Executive Officer.

While these plans and proposals are subject to a number of variables, including tax considerations and market conditions, if the Company determines to effect the separation, the Company currently anticipates the separation to occur by mid-2018. Until the effective date of the separation, the Company will continue its current strategy of selling non-core assets, optimizing its base assets, reducing expenses, developing its interests in Roan and Blue Mountain, and returning cash to shareholders.

Roan Operational Update

Roan Resources LLC is a newly formed company focused on the accelerated development of more than 150,000 net acres in the prolific Merge/SCOOP/STACK play of Oklahoma. Tony Maranto, recently appointed as Roan’s President and Chief Executive Officer, has been building his new management team and is pleased to announce the addition of two executive officers. It is anticipated that the new Roan management team will begin to assume operations from LINN and Citizen on January 1, 2018.

Joel Pettit joins as Executive Vice President and will be responsible for operations and marketing. Joel brings more than 38 years of experience including 22 years at Pennzoil in a variety of technical roles and the past 11 years at EOG Resources, Inc., where he served as Operations Manager of both the Midland Division and Oklahoma City Division.

Greg Condray joins as Executive Vice President and will be responsible for geoscience and business development. Greg has over 8 years of experience with Chesapeake Energy Corp where he was responsible for the exploration of their Eagleford shale play and the development of their Haynesville and Powder River Basin assets. In 2013, he joined EOG Resources, Inc. and was instrumental in assembling its position in the Merge area of Oklahoma.

Operationally, Roan has been very active so far during the fourth quarter of 2017. Roan currently has 6 drilling rigs and 4 active completion crews. They recently completed 14 wells that are now on production and have 17 drilled but uncompleted wells (DUC’s) with approximately 27 miles of uncompleted lateral length. Given this significant completions activity and the positive results seen so far, Roan anticipates its daily net production to surpass 40,000 BOE/d within the next 30 days, and expects its field level cash flow margin to be approximately $22.00 to $22.50 per barrel of oil equivalent assuming $55 per bbl for oil and $2.75 per MMBtu for natural gas.

“I am excited to announce the addition of these two experienced leaders to Roan and believe we are assembling a strong technical team to accelerate the development of the Merge play and become the premier operator in the basin. The majority of our acreage is located in an oil rich window of both the Woodford and Mississippian formations. As we focus our 2018 drilling program on the oil area of the play, we expect margins to improve during the year. We continue to build our new company by recruiting top leadership and technical talent and empowering them in their new roles as we maximize our return on the capital deployed. We look forward to sharing the results of our active completion program in the near future,” said Tony Maranto, Roan’s President and Chief Executive Officer.

IMPORTANT INFORMATION ABOUT PROPOSED TENDER OFFER

The discussion of the proposed tender offer in this press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. Any tender offer will be made only pursuant to an Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO that will be filed contemporaneously with the Securities and Exchange Commission (the “SEC”) in connection with the tender offer, which will include as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent for the tender offer.

FORWARD-LOOKING STATEMENTS

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company and may cause actual results to differ materially from those implied or anticipated in the forward-looking statements, including, among others, our ability to initiate our proposed tender offer, our ability to identify and consummate strategic opportunities, our financial performance and results, availability of sufficient cash flow to execute our business plan, ability to execute planned asset sales, continued low or further declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other public filings. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

ABOUT LINN ENERGY

LINN Energy, Inc. was formed in February 2017 as the reorganized successor to LINN Energy, LLC. Headquartered in Houston, Texas, the Company’s current focus is the development of the Merge/SCOOP/STACK in Oklahoma through its equity interest in Roan Resources LLC, as well as through its midstream operations in that area. Additionally, the Company is pursuing emerging horizontal opportunities in Oklahoma, North Louisiana and East Texas, while continuing to add value by efficiently operating and applying new technology to a diverse set of long-life producing assets.

CONTACT:

Thomas Belsha, Vice President — Investor Relations & Corporate Development

LINN Energy, Inc.

(281) 840-4110

ir@linnenergy.com